Exhibit 5.6
February 27, 2020

A.M. Castle & Co.
1420 Kensington Court, Suite 220
Oak Brook, IL 60523

Ladies and Gentlemen:

We have acted as special Indiana counsel to Keystone Service, Inc., an Indiana corporation (“Guarantor”), in connection with the execution and delivery of the Indenture, to be executed by Wilmington Savings Fund Society, FSB, in its capacity as Trustee and as Collateral Agent (“Agent”), A.M. Castle & Co., a Maryland corporation, and the guarantors party thereto, including Guarantor (the “Agreement”), and the expected issuance of the 3.00% / 5.00% Convertible Senior Secured PIK Toggle Notes due 2024 as contemplated by the Indenture (the “Notes”).  This letter is being delivered to you with the consent of Guarantor.

In our capacity as special Indiana counsel to Guarantor, we have reviewed, among other things, copies of the following documents:

(i)  the Agreement.

The documents listed in subparagraph (i) shall sometimes be referred to as the “Transaction Agreement.”

We have not participated in the negotiation or drafting of the Transaction Agreement.  Our role in connection with the Transaction Agreement has been limited to that of acting as special Indiana counsel to Guarantor for purposes of providing the opinions set forth in this letter.

The opinions set forth in this letter are limited to the internal laws of the State of Indiana (without regard to its choice of law principles and laws) that are currently in effect.  We express no opinion on the laws of any other jurisdiction or governmental authority or on any matters governed by such laws.  Additional limitations are set forth later in this letter.  The opinions set forth in this letter are matters of professional judgment and do not constitute a guarantee of results by this firm.

Based upon and subject to the foregoing and based upon and subject to the further definitions, assumptions, qualifications, limitations and exceptions set forth later in this letter, we are of the opinion that:

A.  Guarantor is a corporation incorporated and existing under the laws of the State of Indiana.

B.  Guarantor has the legal power, under the Indiana Business Corporation Law, to execute, deliver and perform its obligations under the Transaction Agreement.

C.  Guarantor has duly authorized the execution and delivery of the Transaction Agreement by Guarantor and the performance by Guarantor of its obligations under the Transaction Agreement.

A.M. Castle & Co.
February 27, 2020

The opinions set forth in this letter are subject to the following definitions, assumptions, qualifications, limitations and exceptions, as well as those set forth elsewhere in this letter:

1.  Each of the assumptions set forth in this letter is made (with your knowledge and consent) without verification or independent investigation.

2.  As to matters of fact, we have relied upon, and assumed the accuracy of, the Guarantor’s Officer’s Certificate and other comparable documents of officers and/or representatives of Guarantor (including certifications of Guarantor’s articles of incorporation and bylaws and certain resolutions of Guarantor’s Board of Directors).

3.  We have assumed that each document reviewed by us is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to the authentic original, and all signatures on each such document are genuine.  We have also assumed that all public records and documents reviewed or consulted by us are accurate, complete and authentic and their indexing and filing have been properly done.

4.  We have assumed that there has been no mutual mistake of fact or misunderstanding, fraud, duress, undue influence, or criminal activity in connection with the Transaction Agreement.

5.  We have assumed that there are no agreements or understandings between or among the parties, whether written, oral or otherwise, and there is no usage of trade or course of dealings between or among the parties, that would, in any of those cases, define, limit, supplement, amend, modify, negate, waive or qualify the terms of the Transaction Agreement or otherwise have any effect on any of the opinions set forth in this letter.

6.  We have assumed that each natural person who is involved in the transactions contemplated by the Transaction Agreement has sufficient legal capacity to carry out his or her role in such transactions.

7.  We have assumed that neither Guarantor, nor any other property of Guarantor is subject to any order, judgment, decree, contract, agreement, or judicial, administrative or other proceeding that might have any effect on any of the opinions set forth in this letter.

8.  We express no opinion regarding the legality, validity, binding effect and/or enforceability of the Transaction Agreement.  We express no opinion regarding the execution and delivery of the Transaction Agreement.

9.  The opinions set forth in paragraph A of this letter are based solely on the Certificate of Existence, dated February 12, 2020, for Guarantor, issued by the Indiana Secretary of State.

10.  For purposes of the opinions set forth in this letter and notwithstanding any contrary provision of the Transaction Agreement, no documents other than another Transaction Agreement shall be considered to have been incorporated into, and/or made a part of, the Transaction Agreement.

11.  We express no opinion regarding criminal, antitrust, trade regulation, environmental, health and safety, securities, tax, land use, subdivision, zoning, hazardous materials, healthcare, labor, employment, pension, employee benefit, insurance, banking, utilities, patent, trademark, copyright or other intellectual property laws, rules or regulations, or any matters governed by such laws, rules and regulations.

12.  We express no opinion regarding any recording or filing that may need to be made, or other action that may need to be taken, in the event of any amendment, renewal, extension or modification of the Transaction Agreement.

13.  The opinions set forth in this letter are based on the law in effect, and the facts in existence, on the date of this letter.  We express no opinions regarding any laws that may already have been enacted but that have future effective dates.  We undertake no obligation to revise or supplement this letter or to notify you should the law in effect, or the facts, or both, change or should any of our assumptions prove to be incorrect.

We hereby consent to the filing of this opinion as an exhibit to the registration statement. We also consent to the reference to our firm under the caption [“Legal Matters”] in the registration statement.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the Commission thereunder.

Very truly yours,

Taft Stettinius & Hollister LLP